UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 19, 2022

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In the Matter of

Omnia Wellness Inc.
999 18th Street
Suite 3000
Denver, Colorado 80202

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11509

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   Omnia Wellness Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 19, 2022.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

             Celeste Murphy
             Office Chief